Exhibit 99.1

NLS Pharmaceutics Receives Green Light from the U.S. FDA to Proceed with Phase 3 Clinical Program (AMAZE) for Quilience® (Mazindol ER) for the treatment of Narcolepsy

Zürich, Switzerland, May 2, 2023 – NLS Pharmaceutics Ltd. (Nasdaq: NLSP, NLSPW) (“NLS” or the “Company”), a Swiss clinical-stage biopharmaceutical company focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system disorders, today announced that the U.S. Food and Drug Administration (FDA) provided authorization to proceed with the Phase 3 program for Quilience® (Mazindol ER). The AMAZE Program will encompass two double-blind Phase 3 trials (N=50 each) investigating Mazindol ER versus placebo in adult patients with narcolepsy, commencing this summer at multiple sites in the U.S.

Both phase 3 trials, NLS-1031 and NLS-1032, will measure the weekly cataplexy episodes as the primary endpoint over 8 weeks of treatment. Patients who complete these studies will be offered participation in a 12-month open-label extension (OLE) study (Study NLS-1033). To be eligible for enrollment into the program, patients must be at least 18 years of age and have been diagnosed with narcolepsy with cataplexy.

Alex Zwyer, Chief Executive Officer of NLS, said, “We thank the FDA for the approval of this clinical program to evaluate Quilience® in chronically ill patients suffering from narcolepsy and we are thrilled to start recruiting for the U.S. clinical trial this summer. Today’s announcement builds on our commitment and focus to awaken a brighter future for patients with rare and complex central nervous system diseases.”

NLS previously reported on the Phase 2 study results in narcolepsy in which Quilience (Mazindol ER) met all primary and secondary endpoints. Patients treated with Mazindol ER in the randomized Phase 2 trial showed continued improvement after rolling over into the OLE study and patients treated with placebo in the randomized Phase 2 trial and who subsequently received Mazindol ER in the OLE study achieved comparable results to the Mazindol ER-treated patients in the Phase 2 trial. Data from the Phase 2 studies will be presented at SLEEP 2023, the annual meeting of the American Academy of Sleep Medicine (AASM) and the Sleep Research Society (SRS), which is being held from June 3 - 7, 2023, in Indianapolis.

“We are pleased that the FDA has approved our clinical development plan in narcolepsy patients. We believe that the FDA’s approval affirms the Company’s path to securing approval for Mazindol ER in order to treat a life-long chronic disorder with high unmet medical needs,” says George Apostol, Chief Medical Officer.

About NLS Pharmaceutics Ltd.

NLS Pharmaceutics Ltd. (Nasdaq: NLSP) is a global development-stage biopharmaceutical company, working with a network of world-class partners and internationally recognized scientists, focused on the discovery and development of innovative therapies for patients with rare and complex central nervous system, or CNS, disorders, who have unmet medical needs. Headquartered in Switzerland and founded in 2015, NLS is led by an experienced management team with a track record of developing and commercializing product candidates.  For more information, please visit www.nlspharma.com.

About Quilience®

The Company’s lead product candidate, Quilience®, is a proprietary extended-release formulation of mazindol (mazindol ER) and is being developed for the treatment of narcolepsy, and potentially other sleep-wake disorders such as Idiopathic Hypersomnia (IH), for which NLS recently obtained Orphan Disease Designation (ODD) from the FDA and the European Medicines Agency (EMA). Mazindol is a triple monoamine reuptake inhibitor and partial Orexin-2 Receptor agonist, which was used for many years to treat patients diagnosed with narcolepsy in compassionate use programs. A Phase 2 multi-center U.S. clinical study evaluating Quilience® in adult patients suffering from narcolepsy met its primary endpoint with high statistical significance and demonstrated a favorable safety and tolerability profile. NLS also successfully completed a Phase 2 study in the U.S. evaluating Nolazol® (Mazindol Controlled-Release) in adult patients suffering from ADHD. The study met all primary and secondary endpoints and Nolazol® was well-tolerated. Quilience® has received Orphan Drug Designations both in the U.S. and in Europe for the treatment of narcolepsy. Up to 1/3 of narcoleptic patients are also diagnosed with ADHD.

Safe Harbor Statement

This press release contains expressed or implied forward-looking statements pursuant to U.S. Federal securities laws. For example, NLS is using forward-looking statements when it discusses the potential benefits of mazindol ER, the timing and the expected format of the AMAZE Phase 3 clinical program and the belief that the FDA’s approval affirms NLS’ path to securing approval for Mazindol ER in order to treat a life-long chronic disorder with high unmet medical need. These forward-looking statements and their implications are based on the current expectations of the management of NLS only and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: changes in technology and market requirements; NLS may encounter delays or obstacles in launching and/or successfully completing its clinical trials; NLS’ products may not be approved by regulatory agencies, NLS’ technology may not be validated as it progresses further and its methods may not be accepted by the scientific community; NLS may be unable to retain or attract key employees whose knowledge is essential to the development of its products; unforeseen scientific difficulties may develop with NLS’ process; NLS’ products may wind up being more expensive than it anticipates; results in the laboratory may not translate to equally good results in real clinical settings; results of preclinical studies may not correlate with the results of human clinical trials; NLS’ patents may not be sufficient; NLS’ products may harm recipients; changes in legislation may adversely impact NLS; inability to timely develop and introduce new technologies, products and applications; and loss of market share and pressure on pricing resulting from competition, which could cause the actual results or performance of NLS to differ materially from those contemplated in such forward-looking statements. Except as otherwise required by law, NLS undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. More detailed information about the risks and uncertainties affecting NLS is contained under the heading “Risk Factors” in NLS’ annual report on Form 20-F for the year ended December 31, 2021 filed with the Securities and Exchange Commission (SEC), which is available on the SEC’s website, www.sec.gov, and in subsequent filings made by NLS with the SEC.

For additional information:

Marianne Lambertson (investors & media)
NLS Pharmaceutics Ltd.

+1 239.682.8500
ml@nls-pharma.com

www.nlspharmaceutics.com

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